Exhibit 99.1

Block Admission Applications and Total Voting Rights

London: Wednesday, June 12, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that the following applications have been made to the London Stock Exchange plc for the block admission of ordinary shares, par value of US$0.10 each (“Ordinary Shares”) to be admitted to trading on AIM:

(i)

an application for a block admission of 2,067,910 Ordinary Shares to be admitted to trading on AIM to be issued from time to time pursuant to the exercise of share options under the Share Option Scheme conditionally adopted by Chi-Med in 2005 (the "2005 HCML Share Option Scheme"). It is expected that such admission will become effective on June 17, 2019.

(ii)

an application for a block admission of 23,130,970 Ordinary Shares to be admitted to trading on AIM to be issued from time to time pursuant to the exercise of share options under the Share Option Scheme conditionally adopted by Chi-Med in 2015 (the "2015 HCML Share Option Scheme"). It is expected that such admission will become effective on June 17, 2019.

When issued, these Ordinary Shares will be credited as fully paid and will rank pari passu with the existing Ordinary Shares in issue.

The sole reason for the above block admission applications is to replace the Company's previous block admission schemes following the Company’s recent share subdivision which took effect on May 30, 2019.

As at the date of this announcement, the issued share capital of Chi-Med consists of 666,577,450 Ordinary Shares, with each share carrying one right to vote and with no shares held in treasury. This figure of 666,577,450 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. For illustrative purposes only, the 666,577,450 Ordinary Shares would be equivalent to 666,577,450 depositary interests (each equating to one Ordinary Share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 133,315,490 ADSs (each equating to five Ordinary Shares) which are traded on the NASDAQ Global Select Market.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med's filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500